J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

May 8, 2020

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: J.P. Morgan Exchange-Traded Fund Trust (the "Trust") File Nos. 333-191837; 811-22903

Post-Effective Amendment No. 247 for JPMorgan Equity Premium Income ETF Post-Effective Amendment No. 248 for JPMorgan International Growth ETF

Dear Ms. White:

This letter is in response to the comments you provided telephonically with respect to the filings related to the JPMorgan International Growth ETF ("International Growth ETF") and the JPMorgan Equity Premium Income ETF ("EPI ETF," and together with the International Growth ETF, the "Funds"). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust's Registration Statement in filings made pursuant to Rule 485(b) under the Securities Act of 1933 (the "485(b) Amendments"). Capitalized terms used but not defined in this letter have the meanings given to them in the Fund's Registration Statement.

PROSPECTUS

International Growth ETF and EPI ETF

1.Comment: Please update the series information on EDGAR with each Fund's ticker.

Response: The update will be made prior to the launch of each Fund.

2.Comment: Please provide the completed fee table and examples for the Fund to the staff prior to the effectiveness of the 485(b) Amendment.

Response: The completed fee table and examples will be provided to the SEC staff prior to the effectiveness of the 485(b) Amendment.

3.Comment: The "What are the Fund's main investment strategies?" section contains disclosure that the Adviser assesses "risks presented by certain environmental, social and governance factors" in analyzing whether to invest in an issuer. The disclosure further notes that "while these risks are considered, securities of issuers presenting such risks may be purchased by and retained by the Fund." Please consider removing this disclosure from the "What are the Fund's main investment strategies?" section given the disclosure noting that the Adviser may purchase and retain securities that present such risks. In addition, please consider including additional disclosure detailing what the Adviser considers for each of the environmental, social and governance factors noted when making investment decisions (e.g., for governance, does the adviser consider cybersecurity, privacy, diversity, etc"), whether the Adviser employs any "negative screens" (i.e., will not purchase) and if so, what they are (e.g., tobacco companies). Finally, please consider whether to include ESG risk disclosure as a principal risk for each Fund.

Response: The Funds believe that the disclosure is appropriately included in the investment process description to summarize "how the Fund's adviser decides which securities to buy and sell" in accordance with Item 9(b)(2) of Form N-1A. As indicated in the disclosure, the portfolio managers assess the impact of ESG factors on the cash flows of many companies in which they may invest. Such analysis is part of each Fund's normal investment process and is integrated into the adviser's research process. The risks of the research process are disclosed under "The Fund's Main Investment Risks" heading in the statement that each Fund is "subject to management risk and may not achieve its objective if the adviser's expectations regarding particular instruments or markets are not met." The Funds believe the disclosure, including the level of detail, is appropriate as drafted. Additionally, the Funds do not believe that ESG risk is a principal or additional risk of the Funds, in contrast to funds that focus on ESG goals for their investments (e.g., limiting investments to socially responsible companies) or screen out certain types of stocks or industries based solely on ESG (e.g., tobacco companies). As a result, we do not believe that ESG should be considered as a principal risk of the Funds and that ESG disclosure should continue to be included in the investment process disclosure, as it provides information to shareholders as to how the adviser decides which securities to buy and sell.

4.Comment: "Geographic Focus Risk" (with respect to the International Growth Fund) and "Industry and Sector Focus Risk" (with respect to both Funds) are included as principal risks of investing. If a Fund will focus in a particular industry, sector or geographic region (as applicable), please disclose the strategy and specific risks associated with that industry, sector or geographic region.

Response: While the Funds may increase the relative emphasis of their investments in a particular industry or sector (for both Funds) or geographic region (for International Growth Fund) in the adviser's discretion, the Funds do not currently anticipate concentrating their investments in a particular industry, sector or geographic region, as applicable.

5.Comment: The "Management and Administration" section contains disclosure that states "JPMIM uses the portfolio management, research and other resources of a foreign (non-U.S.) affiliate of JPMIM and may provide services to the Fund through a "participating affiliate" arrangement, as that term is used in relief granted by the staff of the SEC." Please confirm that any participating affiliate arrangements will comply with the conditions set forth in prior staff no-action letters and in the March 2017 Division of Investment Management Information Update for advisers relying on the Unibanco line of no-action letters.

Response: J.P. Morgan Investment Management, Inc. (the "Adviser") confirms that any participating affiliate arrangements will comply with the conditions set forth in prior staff no- action letters and in the March 2017 Division of Investment Management Information Update for advisers relying on the Unibanco line of no-action letters.

6.Comment: The Funds' prospectuses do not currently disclose the number of shares that make up a creation unit. Please include disclosure noting the number of shares that will make up a creation unit. If less than 25,000 shares will make up a creation unit, please reflect purchase and redemption costs in the fee table.

Response: In light of the recent amendments to Form N-1A, which took effect in December 2019, the Funds do not believe that the disclosure of the number of shares that make up a creation unit and/or inclusion of purchase and redemption costs in the fee table if a creation unit consists of less than 25,000 shares is still required. The Funds will, however, update the Statements of Additional Information Part I to include the number of shares included in a creation unit. Please note that the Fund does not currently intend to utilize creation units of less than 25,000 shares.

7.Comment: The Temporary Defensive and Cash Positions section of the prospectus currently states that:

"For liquidity and to respond to unusual market conditions, the Fund may invest all or most of its total assets in cash and cash equivalents for temporary defensive purposes. In addition, the Fund may invest in cash and cash equivalents as a principal investment strategy. These investments may result in a lower yield than lower-quality or longer-term investments."

If the Fund may invest in cash and cash equivalents as a principal investment strategy, please include disclosure in the "What are the fund's main investment strategies?" section. If it is not a principal strategy, please consider removing the sentence that the Fund may invest in cash and cash equivalents as a principal investment strategy.

Response: The sentence will be removed.

8.Comment: In the "More about the Fund" section for each Fund, the disclosure currently notes that the Fund may engage in short sales. Please confirm whether the Fund will engage in short sales. If it will not, please remove references to short sales from the prospectus.

Response: The Fund does not currently intend to use short sales. As such, references to the Fund engaging in short sales will be removed from the prospectus.

International Growth ETF

9.Comment: With respect to the International Growth ETF, the "What are the Fund's main investment strategies?" section notes that it may invest in, among other things, "preferred stock, trust or partnership interests, depositary receipts and warrants and rights." Please consider adding specific risks, to the extent necessary, for each of the investment types listed. In addition, please consider adding a "Large Cap Company Risk" risk disclosure.

Response: The Fund will modify the disclosure to include a risk factor for preferred stock. The Fund does not believe the other risk disclosure changes are necessary.

10.Comment: With respect to International Growth ETF, the "Derivatives Risk" notes that the Fund may use swaps. Please confirm whether the Fund will use swaps as a main investment strategy. If it will not, please remove the reference to swaps in the "Derivatives Risk."

Response: The Fund does not currently intend to use swaps. As such, references to swaps will be removed from the "Derivatives Risk".

EPI ETF

11.Comment: With respect to "What are the Fund's main investment strategies?" for the EPI ETF, please consider providing examples of the catalysts described in the following statement:

Along with attractive valuation, the adviser often considers a number of other criteria including;

∙Catalysts that could trigger a rise in a stock's price

Response: The disclosure will be modified to read as follows:

Catalysts, such as improving company fundamentals, that could trigger a rise in a stock's price

12.Comment: With respect to the EPI ETF, supplementally please explain how the equity linked notes ("ELNs") will be valued for purpose of the Fund's 80% name test.

Response: For the purposes of the Fund's 80% name test, the ELNs will be valued at market value based on the terms of the ELN with a particular intermediary.

STATEMENT OF ADDITIONAL INFORMATION

International Growth ETF and EPI ETF

13.Comment: The disclosure in the "Investment Policies" section states that the Fund's "fundamental investment policy regarding industry concentration does not apply to securities issued by other investment companies..." The staff notes that each Fund should look through an investment in an affiliated investment company and should consider, to the extent feasible, an investment in an unaffiliated investment company for purposes of calculating the Fund's industry concentration levels. The staff also cites Section 48(a) of the Investment Company Act of 1940 (the "1940 Act"), which makes unlawful anything done under the 1940 Act indirectly that would be unlawful if done directly.

Response: The Trust believes that each Fund's current policy on concentration, as disclosed in the SAI, complies with applicable legal requirements, including applicable SEC Staff guidance. The policy sets meaningful, objective limits on the freedom of each Fund to concentrate its assets in any particular industry. Each Fund is not aware of a requirement to "look through" underlying investment companies in which the Fund invests for purposes of administering its concentration policy. To the extent that either Fund determines that its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund will take steps to ensure that it has appropriate risk disclosure relating to that investment. As the Trust believes that the current policy on concentration complies with applicable legal requirements, the Trust does not believe it is in violation of Section 48(a) of the 1940 Act.

14.Comment: Given the recent spread of COVID-19, please consider adding language related to infectious diseases.

Response: The Funds' summary prospectuses, prospectuses and Statements of Additional Information will be amended to add disclosure related to COVID-19.

15.Comment: Appendix A to the Statements of Additional Information Part II contains disclosure relating to the Procedures for the Creation of Creation Units. Please ensure the disclosure covers each Fund.

Response: We have reviewed the disclosure in Appendix A and will amend the disclosure so that it is applicable for the Funds.

PART C

International Growth ETF and EPI ETF

16.Comment: Please specify on the signature page who signed the Registration Statement in their capacity as the Trust's principal accounting officer or comptroller pursuant to Section 6(a) of the Securities Act of 1933 (the "Securities Act").

Response: The signature page specifies that Lauren Paino signed the Registration Statement in her capacity as the Trust's Treasurer and Principal Financial Officer. Section 6(a) of the Securities Act states that "[a]ny security may be registered with the Commission under the terms and conditions hereinafter provided, by filing a registration statement in triplicate, at least one of which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions"." We believe that the roles and functions of a principal accounting officer and comptroller clearly are subsumed under Ms. Paino's official title of "Treasurer" and "Principal Financial Officer." Accordingly, we do not believe it is necessary to modify her title on the signature page.

* * * * *

We hope that the Staff finds this letter responsive to the Staff's comments. Should members of the Staff have any questions or comments concerning this letter, please call Carmine Lekstutis at

(212)648-0919 or Beth Davin at (614) 213-4020. Sincerely,

/s/ Carmine Lekstutis

Assistant Secretary